Exhibit 99.2

Management's Discussion and Analysis

For the three months ended
March 31, 2019

Franco Nevada
The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR
UNITED STATES OF AMERICA
.9995
PLATINUM
1 oz.
$100

arch

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at May 8, 2019 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated financial statements and related notes as at and for the three months ended March 31, 2019 and 2018.  The unaudited condensed consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s unaudited consolidated financial statements for the three months ended March 31, 2019 and 2018 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Highlights
6	Guidance
6	Market overview
7	Selected financial information
8	Revenue by asset
9	Review of quarterly financial performance
13	General and administrative expenses
13	Other income and expenses
14	Summary of quarterly information
14	Balance sheet review
15	Liquidity and capital resources
18	Critical accounting estimates
19	Outstanding share data
19	Internal control over financial reporting and disclosure controls and procedures
20	Non-IFRS financial measures
23	Cautionary statement on forward-looking information
Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review		Interest types		Measurement
"Q1/2019"	The three-month period ended March 31, 2019	"NSR"	Net smelter return royalty	"GEO"	Gold equivalent ounces
"Q4/2018"	The three-month period ended December 31, 2018	"GR"	Gross royalty	"PGM"	Platinum group metals
"Q3/2018"	The three-month period ended September 30, 2018	"ORR"	Overriding royalty	"oz"	Ounce
"Q2/2018"	The three-month period ended June 30, 2018	"GORR"	Gross overriding royalty	"oz Au"	Ounce of gold
"Q1/2018"	The three-month period ended March 31, 2018	"FH"	Freehold or lessor royalty	"oz Ag"	Ounce of silver
		"NPI"	Net profits interest	"oz Pt"	Ounce of platinum
Places and currencies		"NRI"	Net royalty interest	"oz Pd"	Ounce of palladium
"U.S."	United States	"WI"	Working interest	"LBMA"	London Bullion Market Association
"$" or "USD"	United States dollars			"bbl"	Barrel
"C$" or "CAD"	Canadian dollars			"boe"	Barrels of oil equivalent
"A$" or "AUD"	Australian dollars			"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

2019 First Quarter Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% from energy (oil, gas and NGLs).

Franco-Nevada Asset Count at May 8, 2019
	Mining	Energy	TOTAL
Producing	51	55	106
Advanced	37	—	37
Exploration	202	25	227
TOTAL	290	80	370

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering over eleven years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada's Relative Share Price Performance

11 Years of Performance
Franco-Nevada has outperformed both gold equities and gold Itself
Chart to May 6, 2019
FNV (TSX)
Gold Price
S&P/TSX Global Gold Index
FNV IPO: Dec 2007
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

2019 First Quarter Management’s Discussion and Analysis	3

Strategy

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to commodity price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands;
•	No additional capital requirements other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada actively manages its portfolio to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% from energy (oil, gas and NGLs). In the short-term, we may diverge from the long-term target based on opportunities available. In Q1/2019,  88.4% of revenue was earned from gold and gold equivalents and 11.6% from energy assets.

One of the strengths of the Franco-Nevada business model is that our business is not generally impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying operation. Profit-based royalties accounted for approximately 5.3% of total revenue in Q1/2019.

2019 First Quarter Management’s Discussion and Analysis	4

Highlights

Financial Update – Q1/2019

•	122,049 GEOs(1) earned in Q1/2019, an increase of 5.5% from 115,671 GEOs in Q1/2018;
•	$179.8 million in revenue, an increase of 3.9% compared to Q1/2018;
•	$31.0 million, or $254 per GEO, in Cash Costs(2) attributable to GEO production, compared to $27.3 million, or $241 per GEO, in Q1/2018;
•	$140.9 million, or $0.75 per share, of Adjusted EBITDA(2), relatively stable compared to Q1/2018;
•	78.4% in Margin(2), compared to 80.8% in Q1/2018;
•	$65.2 million, or $0.35 per share, in net income, relatively stable compared to Q1/2018;
•	$65.2 million, or $0.35 per share in Adjusted Net Income(2), an increase of 2.0% and 2.9%, respectively, compared to Q1/2018;
•	$143.6 million in net cash provided by operating activities, an increase of 4.4% compared to $137.5 million in Q1/2018;
•	$1.2 billion in available capital as at March 31, 2019.

Corporate Developments

Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million. Marathon has an option to buy back 0.5% of the NSR for  $7.0 million until December 31, 2022.

Acquisition of Salares Norte Royalty Interest - Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned Chilean subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of the commencement of commercial production.

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights in the SCOOP and STACK plays of Oklahoma. The acquisition pace has been favorable so far this year, and as at March 31, 2019, Franco-Nevada recorded contributions of  $51.4 million to the Royalty Acquisition Venture. Of this, $38.2 million was funded by March 31, 2019, with the remaining $13.2 million included in accounts payable at the end of the period. As at March 31, 2019, the total cumulative investment in the Royalty Acquisition Venture totaled  $313.2 million and Franco-Nevada has remaining commitments of up to $206.8 million to be funded over three years by December 31, 2021.

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on May 8, 2019, available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

Cobre Panama

First Quantum Minerals Ltd. reported that first ore was introduced to the mill and 25 tonnes of copper concentrate was produced during the quarter. The project remains on schedule to deliver between 140,000 and 175,000 tonnes in 2019 with approximately 80% of total production expected in the second half of the year. The mine is expected to be running at an annualized rate of 72 million tonnes per year by year end.

Franco-Nevada continues to expect deliveries from Cobre Panama to be between 20,000 and 40,000 GEOs in 2019.

__________________________

1GEOs include production from our Mining assets, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 9 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2019 and 2018.

2Cash Costs, Adjusted Net Income, Adjusted EBITDA, and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

3The Company defines working capital as current assets less current liabilities.

2019 First Quarter Management’s Discussion and Analysis	5

Financing

Credit Facilities

During the three months ended March 31, 2019, the Company paid down $50.0 million of the $210.0 million it had outstanding at December 31, 2018 under its $1.0 billion credit facility (the “Credit Facility”). As at March 31, 2019, $160.0 million remains outstanding.  The drawdowns were primarily to fund Franco-Nevada’s initial contribution to the Royalty Acquisition Venture in October 2018.  Subsequent to quarter-end, on April 17, 2019, the Company entered into an unsecured, one-year term credit facility (the “Term Loan”) in the amount of $160.0 million. Proceeds were used to repay the amount outstanding under the Credit Facility, such that as at the date of this MD&A, the full $1.0 billion is available to the Company.  The Term Loan was drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 0.85%, and matures April 17, 2020.

In Q1/2019, the Company amended its Credit Facility to extend the term from March 22, 2023 to March 22, 2024 and reduce the applicable margins and standby fee, which depend on the Company’s leverage ratio. The maturity of the Franco‑Nevada (Barbados) Corporation credit facility (the “FNBC Credit Facility”) was also extended by an additional year to March 20, 2020.

Dividend Increase

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.25 per share to be payable on June 27, 2019 to shareholders of record on June 13, 2019. The dividend is a 4.2% increase from the previous $0.24 per share quarterly dividend and marks the 12th consecutive annual dividend increase for Franco-Nevada shareholders.

For the three months ended March 31, 2019,  dividends declared of $0.24 per share totaled $44.9 million, of which $34.9 million was paid in cash and $10.0 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”).

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. 2019 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

The Company is on track to meet its previously announced guidance for its mining and energy segments, respectively, as follows:

	2019 Guidance	Q1/2019 Actual	Q1/2018 Actual
Gold & Gold Equivalent production(1),(2)	465,000 - 500,000 GEOs	122,049 GEOs	115,671 GEOs
Energy revenue(3)	$70.0 - $85.0 million	$20.8 million	$19.0 million

1Of the  465,000 to 500,000 GEOs, Franco-Nevada expects to receive 305,000 to 335,000 GEOs under its various streams.  For the three months ended March 31, 2019, the Company earned 80,227 GEOs from its streams.

2In forecasting GEOs for 2019, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300 Au, $15.25 Ag, $825 Pt and $1,500 Pd.

3In forecasting revenue from Energy assets for 2019,  the WTI oil price is assumed to average $55 per barrel.

The Company has estimated depletion and depreciation expense to be between $245.0 million to $275.0 million for the full year 2019. In Q1/2019, depletion and depreciation expense totaled $60.9 million, with an estimated $185.0 million to $215.0 million for the remainder of 2019.

With respect to the Royalty Acquisition Venture held with Continental,  the Company is expecting to contribute, subject to satisfaction of agreed upon development thresholds, up to $100 million in 2019. The acquisition pace has been favorable so far this year, and as at March 31, 2019, the Company recorded contributions of  $51.4 million.

Market Overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs when converting non-gold commodities to GEOs. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

2019 First Quarter Management’s Discussion and Analysis	6

During Q1/2019, gold prices averaged $1,304/oz, down 1.9% compared to the Q1/2018 average of $1,329/oz. Gold prices ended Q1/2019 at $1,295/oz, approximately 1.3% lower than at the end of Q4/2018.

Silver prices averaged $15.57/oz in Q1/2019, a decrease of 7.2% compared to $16.77/oz in Q1/2018. Platinum and palladium prices averaged $823/oz and $1,435/oz, respectively, in Q1/2019, compared to $978/oz and $1,035/oz, respectively, for Q1/2018, a decrease of 15.8% and an increase of 38.6% year-over-year, respectively.

During the quarter, Edmonton Light prices averaged C$67.52/bbl, down 6.8%  compared to Q1/2018, while WTI averaged $54.91/bbl, a 12.7% decrease from Q1/2018.

Selected Financial Information

	For the three months ended
(in millions, except Average Gold Price, GEOs sold,	March 31,
per ounce amounts and per share amounts)	2019	2018

Statistical Measures
Average Gold Price	$1,304	$1,329
GEOs sold(1)	122,049	115,671

Statement of Income and Comprehensive Income
Revenue	$179.8	$173.1
Depletion and depreciation	60.9	60.6
Cost of sales	32.4	30.2
Operating income	80.0	77.4
Net income	65.2	64.6
Basic earnings per share	$0.35	$0.35
Diluted earnings per share	$0.35	$0.35

Dividends declared per share	$0.24	$0.23
Dividends declared (including DRIP)	$44.9	$43.3
Weighted average shares outstanding	187.0	185.9

Non-IFRS Measures
Cash Costs(2) attributable to GEO production	$31.0	$27.3
Cash Costs(2) per GEO	$254	$241
Adjusted EBITDA(2)	$140.9	$139.9
Adjusted EBITDA(2) per share	$0.75	$0.75
Margin(2)	78.4%	80.8%
Adjusted Net Income(2)	$65.2	$63.9
Adjusted Net Income(2) per share	$0.35	$0.34

Statement of Cash Flows
Net cash provided by operating activities	$143.6	$137.5
Net cash used in investing activities	$(56.3)	$(523.2)
Net cash used in financing activities	$(84.7)	$(36.1)

	As at	As at
	March 31,	December 31,
	2019	2018
Statement of Financial Position
Cash and cash equivalents	$72.6	$69.7
Total assets	5,005.1	4,931.8
Debt	157.2	207.6
Deferred income tax liabilities	74.8	67.3
Total shareholders’ equity	4,728.5	4,631.9
Working capital(3)	131.1	153.5

1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 9 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three months ended March 31, 2019 and 2018.

2

Cash cost of sales, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

3	The Company defines Working Capital as current assets less current liabilities.

2019 First Quarter Management’s Discussion and Analysis	7

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 51  Mining assets and 55 Energy assets in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three months ended March 31, 2019 and 2018:

		For the three months ended
(expressed in millions)	Interest and %	March 31,
Property	(Gold unless otherwise noted)	2019	2018
GOLD & GOLD EQUIVALENTS
Latin America
Candelaria	Stream 68% Gold & Silver	$26.4	$18.8
Antapaccay	Stream (indexed) Gold & Silver	23.4	29.0
Antamina	Stream 22.5% Silver	12.3	15.7
Guadalupe-Palmarejo	Stream 50%	11.5	13.2
Other		1.4	0.4
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$4.4	$3.3
Stillwater	NSR 5% PGM	9.2	5.9
Gold Quarry	NSR 7.29%	3.1	4.4
Marigold	NSR 1.75-5%, GR 0.5-4%	2.7	2.2
Bald Mountain	NSR/GR 0.875-5%	2.2	1.5
Fire Creek/Midas	NSR 2.5%, Fixed to 2018	0.3	2.9
South Arturo	GR 4-9%	0.1	3.1
Other		0.9	1.3
Canada
Sudbury	Stream 50% PGM & Gold	$11.1	$4.6
Detour Lake	NSR 2%	4.1	4.1
Golden Highway	NSR 2-10%	2.1	2.4
Hemlo	NSR 3%, NPI 50%	6.2	2.6
Brucejack	NSR 1.2%	1.2	—
Musselwhite	NPI 5%	(4.1)	1.0
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.3	1.1
Timmins West	NSR 2.25%	0.6	0.6
Canadian Malartic	GR 1.5%	0.5	0.6
Other		5.0	1.7
Rest of World
MWS	Stream 25%	$6.9	$9.0
Sabodala	Stream 6%, Fixed to 2019	7.4	7.5
Karma	Stream 4.875%, Fixed to 80,625 oz	5.8	5.9
Tasiast	NSR 2%	2.7	1.6
Subika	NSR 2%	3.4	2.1
Duketon	NSR 2%	2.4	2.1
Edikan	NSR 1.5%	0.8	1.1
Other		3.7	4.4
		$159.0	$154.1
ENERGY
United States
SCOOP/STACK - Continental	Royalty Acquisition Venture	2.8	—
SCOOP/STACK - Other	Various Royalty Rates	2.7	2.2
Permian Basin	Various Royalty Rates	4.5	3.7
Canada
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$7.3	$10.1
Orion	GORR 4%	1.7	0.8
Other		1.8	2.2
		$20.8	$19.0
Revenue		$179.8	$173.1

2019 First Quarter Management’s Discussion and Analysis	8

Review of Quarterly Financial Performance

The prices of precious metals, oil and gas and production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q1/2019	Q4/2018	Q1/2018	(Q1/2019-Q4/2018)	(Q1/2019-Q1/2018)
Gold(1)	($/oz)	$1,304	$1,228	$1,329	6.2%	(1.9)%
Silver(2)	($/oz)	15.57	14.55	16.77	7.0%	(7.2)%
Platinum(3)	($/oz)	823	822	978	0.1%	(15.8)%
Palladium(3)	($/oz)	1,435	1,157	1,035	24.0%	38.6%

Edmonton Light	(C$/bbl)	67.52	47.95	72.45	40.8%	(6.8)%
West Texas Intermediate	($/bbl)	54.91	58.70	62.88	(6.5)%	(12.7)%

CAD/USD exchange rate(4)		0.7522	0.7575	0.7910	(0.7)%	(4.9)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily average rates.

Revenue

Revenue and GEO production attributable to Franco-Nevada by commodity, geographical location and type of interest for the three months ended March 31, 2019 and 2018 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended March 31,	2019	2018	Variance	2019	2018	Variance
Commodity
Gold	87,578	88,794	(1,216)	$114.0	$118.3	$(4.3)
Silver	15,298	17,672	(2,374)	20.0	23.5	(3.5)
PGM	14,629	6,935	7,694	19.1	9.3	9.8
Other mining assets	4,544	2,270	2,274	5.9	3.0	2.9
Mining	122,049	115,671	6,378	$159.0	$154.1	$4.9
Energy	-	-	-	20.8	19.0	1.8
	122,049	115,671	6,378	$179.8	$173.1	$6.7
Geography
Latin America	57,546	57,854	(308)	$75.0	$77.1	$(2.1)
United States	17,558	18,486	(928)	32.9	30.6	2.3
Canada	21,581	14,049	7,532	38.8	31.8	7.0
Rest of World	25,364	25,282	82	33.1	33.6	(0.5)
	122,049	115,671	6,378	$179.8	$173.1	$6.7
Type
Revenue-based royalties	33,610	30,279	3,331	$56.4	$48.4	$8.0
Streams	80,227	77,724	2,503	104.7	103.7	1.0
Profit-based royalties	3,923	3,794	129	9.6	11.8	(2.2)
Other	4,289	3,874	415	9.1	9.2	(0.1)
	122,049	115,671	6,378	$179.8	$173.1	$6.7
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2019 First Quarter Management’s Discussion and Analysis	9

Revenue for Q1/2019 was $179.8 million, up 3.9% from Q1/2018, and comprised $159.0 million from Mining assets, and $20.8 million from Energy assets. Mining revenue increased 3.2% year-over-year due to an increase in GEOs earned, partly offset by lower average realized prices. Energy revenue also increased year-over-year, up 9.5% compared to the same period in 2018.

Mining assets contributed 88.4% of the Company’s total revenue in Q1/2019, compared to 89.0% in Q1/2018. Geographically, the Company remains heavily invested in the Americas, with 81.6% of revenue in Q1/2019, compared to 80.6% in Q1/2018.

GEO Production

2019 First Quarter Management’s Discussion and Analysis	10

GEOs produced in Q1/2019 totaled 122,049 ounces, compared to 115,671 GEOs in Q1/2018.  The year-over-year increase was primarily due to the following assets:

•

Candelaria – 20,249 GEOs were earned from the Company’s Candelaria stream, representing  an increase of 43.9% from 14,075 GEOs earned in Q1/2018, as the mine resumes normal operations following the wall pit slide that occurred in late 2017.

•

Sudbury – 8,444 GEOs were delivered from Sudbury, more than double the 3,365 GEOs received in Q1/2018. The Sudbury assets comprise the McCreedy West and Levack-Morrison mines. Although the Levack-Morrison mine was placed on care in maintenance at the end of March, the impact for 2019 is expected to be offset by the production from McCreedy West which restarted operations in the second half of 2018.

•	Hemlo – 5,013 GEOs were earned from Hemlo, compared to 2,011 GEOs in Q1/2018, primarily from the NPI royalty.
•

Stillwater – 7,102 GEOs were earned from Stillwater, an increase of 59.5% compared to 4,453 GEOs earned in the same period in 2018.  Royalties from Stillwater benefited from both an increase in volumes as the Blitz project continues to ramp-up and higher palladium prices resulting in a higher conversion to GEOs.

The above increases were partly offset by the following:

•

Antapaccay – 17,916 GEOs were earned from the Antapaccay stream, a decrease of 17.7% from 21,766 GEOs in Q1/2018.  The year-over-year decrease was expected as part of Antapaccay’s 2019 life of mine plan.

•

Antamina – 9,446 GEOs were earned from the Antamina stream, a decrease of 19.7% from 11,760 GEOs in Q1/2018.  Revenue was lower year-over-year as expected based on the 2019 life of mine plan, and was also impacted by lower silver prices compared to the 2018 period.

•

Musselwhite – Revenue from the Musselwhite royalty was negative in Q1/2019, due to the reversal of an overaccrual of royalties from 2018. Musselwhite is an NPI royalty with payments fluctuating based on operating and capital expenditures, and is subject to estimates from the Company.

Energy Revenue

Energy assets generated revenue of $20.8 million (92% oil and 8% gas) for the quarter, an increase of 9.5%  compared to $19.0 million (97% oil and 3% gas) in Q1/2018.  While Energy revenue benefited from the Company’s investment in the Royalty Acquisition Venture with Continental, the incremental revenue from the SCOOP/STACK Continental assets was mostly offset by lower revenue from Weyburn.

Revenue from the Weyburn Unit during the quarter decreased to $7.3 million from $10.1 million in Q1/2018, primarily due to higher operating expenditures and lower average realized prices, and comprised the following:  $4.6 million earned from the NRI (Q1/2018 - $6.8 million), $2.3 million earned from the WI (Q1/2018 - $2.7 million) and $0.4 million earned from the ORRs (Q1/2018 - $0.6 million). While capital expenditures were stable year-over-year, operating expenditures increased 24.1% in Q1/2019 compared to Q1/2018 due to increased workovers. The actual realized price from the NRI decreased 2.8% in Q1/2019, at C$62.41/boe, compared to C$64.19/boe for Q1/2018.

Orion contributed $1.7 million in revenue in Q1/2019  (Q1/2018 - $0.8 million), reflecting improved differentials and expansions to production capacity.

U.S. assets represented 48.1% of Franco-Nevada’s Energy revenue, and performed well in Q1/2019.  The SCOOP/STACK royalty portfolio generated $2.7 million in Q1/2019  (Q1/2018 - $2.2 million), while assets from the Permian Basin, which include the Midland and Delaware portfolios, produced $4.5 million in revenue (Q1/2018 - $3.7 million), reflecting the addition of the Delaware portfolio of royalties and higher volumes.  Revenue from the SCOOP/STACK Continental royalties contributed an incremental $2.8 million in Q1/2019, for which there is no comparative in the same period in 2018.

2019 First Quarter Management’s Discussion and Analysis	11

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended March 31,
(expressed in millions)	2019	2018	Variance
Cost of stream sales	$30.4	$27.0	$3.4
Cost of prepaid ounces	—	1.9	(1.9)
Mineral production taxes	0.6	0.3	0.3
Mining operating costs	$31.0	$29.2	$1.8
Energy operating costs	1.4	1.0	0.4
	$32.4	$30.2	$2.2

Stream ounces sold increased 3.2% in Q1/2019 to 80,227 GEOs, compared to 77,724 GEOs in Q1/2018,  primarily due to increased deliveries from the Candelaria and Sudbury streams. The increase in cost of sales relating to these stream ounces increased to a greater extent, up 12.6% compared to Q1/2018, as ounces from the McCreedy West stream carry a higher cash payment per ounce relative to other streams. Cost of prepaid ounces was nil in Q1/2019, as Fire Creek/Midas met its fixed delivery requirements in 2018.

Depletion and Depreciation

Depletion and depreciation expense totaled $60.9 million in Q1/2019, relatively stable compared to $60.6 million in Q1/2018.

Income Taxes

Income tax expense for the quarter was $13.0 million in Q1/2019  (Q1/2018 - $13.5 million), comprised of a current income tax expense of $9.7 million (Q1/2018 - $7.4 million) and a deferred income tax expense of $3.3 million (Q1/2018 - $6.1 million).  The total tax expense remained stable year-over-year, in line with income.

2019 First Quarter Management’s Discussion and Analysis	12

Net Income

Net income for Q1/2019 was $65.2 million, or $0.35 per share, compared to net income of  $64.6 million, or $0.35 per share, for the same period in 2018. Adjusted Net Income, which adjusts for foreign exchange gains and losses and other income and expenses, among other items, was $65.2 million, or $0.35 per share, compared to $63.9 million, or $0.34 per share, earned in Q1/2018.

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2019	2018	Variance
Salaries and benefits	$1.9	$1.8	$0.1
Professional fees	0.5	0.3	0.2
Office costs	0.1	0.2	(0.1)
Board of Directors' costs	0.8	(0.6)	1.4
Share-based compensation	1.4	1.2	0.2
Other	2.2	2.3	(0.1)
	$6.9	$5.2	$1.7

General and administrative expenses represented 3.8% of revenue for Q1/2019, and 3.0% of revenue in Q1/2018.  General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions.

Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units (“DSUs”) that are granted to the directors of the Company. The Company’s share price increased during Q1/2019, resulting in an increase in the DSU liability and the recognition of a mark-to-market expense, while the share price decreased during Q1/2018, resulting in a decrease in the liability and a recovery of expenses.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2019	2018	Variance
Foreign exchange gain (loss)	$—	$0.5	$(0.5)
Other income	—	0.1	(0.1)
	$—	$0.6	$(0.6)

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended March 31,
(expressed in millions)	2019	2018	Variance
Finance income
Interest	$0.7	$1.0	$(0.3)
	$0.7	$1.0	$(0.3)
Finance expenses
Interest	$1.9	—	1.9
Standby charges	0.3	$0.3	$—
Amortization of debt issue costs	0.2	0.6	(0.4)
Accretion of lease liabilities	0.1	—	0.1
	$2.5	$0.9	$1.6

Finance income is earned on our cash and cash equivalents. Finance income also includes interest income in the amount of $0.6 million accrued on the Noront Resources Ltd. loan during Q1/2019  (Q1/2018 - $0.5 million). Finance expenses consist of the costs of interest expense incurred on our Credit Facility, which had a balance outstanding of $210.0 million as at December 31, 2018, reduced to $160.0 million at March 31, 2019. The Company also incurs standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, and recognizes the amortization of costs incurred with respect to

2019 First Quarter Management’s Discussion and Analysis	13

the initial set-up or subsequent amendments of our credit facilities. Finance expenses also includes the accretion expense of liabilities related to capital leases, as required under IFRS 16 Leases, effective January 1, 2019.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
GEOs, per GEO amounts and per share amounts)	2019	2018	2018	2018	2018	2017	2017	2017
Revenue	$179.8	$148.2	$170.6	$161.3	$173.1	$167.2	$171.5	$163.6
Costs and expenses(2)	99.8	167.5	104.8	96.4	95.7	106.0	108.5	107.6
Operating income (loss)	80.0	(19.3)	65.8	64.9	77.4	61.2	63.0	56.0
Other income (expenses)	(1.8)	(0.3)	0.1	(0.2)	0.7	(0.8)	(0.1)	0.7
Income tax expense	13.0	11.7	13.8	11.1	13.5	16.9	2.9	11.1
Net income (loss)	65.2	(31.3)	52.1	53.6	64.6	43.5	60.0	45.6
Basic earnings (loss) per share	$0.35	$(0.17)	$0.28	$0.29	$0.35	$0.23	$0.32	$0.25
Diluted earnings (loss) per share	$0.35	$(0.17)	$0.28	$0.29	$0.35	$0.23	$0.32	$0.25
Net cash provided by operating activities	$143.6	$97.8	$128.2	$111.3	$137.5	$126.3	$116.0	$126.5
Net cash used in investing activities	(56.3)	(285.3)	(89.4)	(90.8)	(523.2)	(116.2)	(185.6)	(137.2)
Net cash (used in) provided by financing activities	(84.7)	182.5	(33.8)	(35.0)	(36.1)	(32.0)	(29.3)	332.0
Average Gold Price(3)	$1,304	$1,228	$1,213	$1,306	$1,329	$1,274	$1,278	$1,257
GEOs earned(4)	122,049	104,877	120,021	107,333	115,671	119,839	123,787	122,541
Cash Costs(5) attributable to GEO production	$31.0	$21.5	$29.9	$26.5	$27.3	$31.0	$31.2	$30.4
Cash Costs(5) per GEO	$254	$208	$254	$252	$241	$266	$253	$254
Adjusted EBITDA(5)	$140.9	$118.7	$134.7	$126.3	$139.9	$128.0	$134.1	$125.5
Adjusted EBITDA(5) per share	$0.75	$0.64	$0.72	$0.68	$0.75	$0.69	$0.72	$0.69
Margin(5)	78.4%	80.1%	79.0%	78.3%	80.8%	76.6%	78.2%	76.7%
Adjusted Net Income(5)	$65.2	$44.7	$54.6	$53.7	$63.9	$52.1	$55.3	$46.1
Adjusted Net Income(5) per share	$0.35	$0.24	$0.29	$0.29	$0.34	$0.28	$0.30	$0.25
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges on royalty, stream and working interests of $76.0 million recorded in Q4/2018.
3	Based on LBMA Gold Price PM Fix.
4

GEOs include our gold, silver, platinum, palladium and other mining assets, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on page 9 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months ended March 31, 2019 and 2018.

5

Cash Costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At March 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2019	2018
Cash and cash equivalents	$72.6	$69.7

Current assets	172.9	178.5
Non-current assets	4,832.2	4,753.3
Total assets	$5,005.1	$4,931.8

Current liabilities	41.8	25.0
Non-current liabilities	234.8	274.9
Total liabilities	$276.6	$299.9

Total shareholders’ equity	$4,728.5	$4,631.9

Debt	$157.2	$207.6
Total common shares outstanding	187.2	186.7
Key Financial Metrics
Working Capital	$131.1	$153.5
Debt to equity	0.03:1	0.04:1

2019 First Quarter Management’s Discussion and Analysis	14

Assets

Total assets were $5,005.1 million at March 31, 2019 compared to $4,931.8 million at December 31, 2018. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and equity investments, while our current assets primarily comprise cash and cash equivalents, and accounts receivable. The decrease of $5.6 million during Q1/2019 is due to the funding of the Royalty Acquisition Venture with Continental, the acquisition of the Salares Norte and Valentine Lake royalties, the $50.0 million partial repayment of the Credit Facility, and the payment of our quarterly dividends, which exceeded our operating cash flows.  The increase in non-current assets is due to an increase in the fair value of our investments, and additions to our royalties, streams and working interests, net of depletion.

Liabilities

Total liabilities as at March 31, 2019 decreased to  $276.6 million from $299.9 million at December 31, 2018,  reflecting the partial repayment of the Credit Facility. Total liabilities at March 31, 2019 also include $13.2 million in accounts payable for contributions to the Royalty Acquisition Venture accrued in Q1/2019 but paid in April 2019.

Shareholders’ Equity

Shareholders’ equity increased by $96.6 million as at March 31, 2019 compared to December 31, 2018, reflecting net income of $65.2 million, a gain on the fair value of Company’s investments of $22.9 million, and a gain of $14.0 million in currency translation adjustment in Q1/2019. The Company also issued $27.0 million in common shares as partial consideration for the acquisition of the Salares Norte royalty. Declared dividends reduced shareholders’ equity by $44.9 million,  partly settled through the issuance of $10.0 million in common shares pursuant to the Company’s DRIP.

Liquidity and Capital Resources

Cash flow for the three months ended March 31, 2019 and 2018 was as follows:

	For the three months ended
	March 31,
(expressed in millions)	2019	2018
Net cash provided by operating activities	$143.6	$137.5
Net cash used in investing activities	(56.3)	(523.2)
Net cash used in financing activities	(84.7)	(36.1)
Effect of exchange rate changes on cash and cash equivalents	0.3	(1.6)
Net change in cash and cash equivalents	$2.9	$(423.4)

Operating Cash Flow

Net cash generated by operating activities was $143.6 million and $137.5 million in Q1/2019 and Q1/2018, reflecting higher Mining and Energy revenue in the most recent quarter.

Investing Activities

Net cash used in investing activities was $56.3 million in Q1/2019 compared to $523.2 million in Q1/2018. Investing activities in Q1/2019 included funding of  $38.2 million for the Royalty Acquisition Venture with Continental, and the acquisition of the Salares Norte and Valentine Lake royalties. Comparatively, investing activities in the Q1/2018 period included the ongoing funding of the Cobre Panama Fixed Payment Stream deposit and the acquisition of the Floating Payment Stream for $356.0 million. Acquisitions in Q1/2018 also included the Delaware portfolio of oil and gas royalties.

Financing Activities

For the three months ended March 31, 2019, financing activities resulted in an outflow of $84.7 million, primarily reflecting the partial repayment of the Credit Facility of $50.0 million, and payment of cash dividends of $34.9 million. This compares to an outflow of $36.1 million in the first quarter of 2018 primarily for the payment of cash dividends.

Capital Resources

As at March 31, 2019, our cash and cash equivalents totaled $72.6 million (December 31, 2018 - $69.7 million). In addition, we held long-term investments at March 31, 2019 of $197.6 million (December 31, 2018 - $169.7 million), of which $159.9 million was held in publicly-traded equity instruments (December 31, 2018 - $132.8 million).

As at March 31, 2019,  the Credit Facility had $160.0 million in borrowings outstanding. Advances under the Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points. The Credit Facility has a term of March 22, 2024. Subsequent to quarter-end, the amount outstanding of $160.0 million was refinanced through a one-year unsecured term loan, such that the available balance at the date of this MD&A is $1.0 billion. The Term Loan is due on April 17, 2020 and bears interest at LIBOR plus 85 basis points.

2019 First Quarter Management’s Discussion and Analysis	15

An additional amount of $100.0 million is available under the FNBC Credit Facility, with a maturity date of March 20, 2020. Funds are generally drawn using LIBOR rates plus 135 basis points.

As at May 8, 2019, the aggregate amount available under the two credit facilities is $1.1 billion.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at March 31, 2019, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less, were classified as term deposits with cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on Mining and Energy interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q1/2019, the Canadian dollar traded in a range of $0.7353 to $0.7637, closing the quarter at $0.7483, and the Australian dollar traded between $0.7270 and $0.6973,  closing the quarter at $0.7100.

Our near-term cash requirements include funding of our commitments towards the Royalty Acquisition Venture with Continental, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or use of our credit facilities. We believe that our current cash resources, available credit facilities and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2019 First Quarter Management’s Discussion and Analysis	16

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver.

13

After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco‑Nevada will receive a 5% annual rate of return until such mill throughput has been achieved, through a reduction of the applicable Fixed Gold Price of $100 per ounce or a delivery of additional ounces for no consideration.

14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered. Thereafter, 15.53% of the silver in concentrate.

17

After 604,000 ounces of gold delivered,  purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput has been achieved, through a reduction of the applicable Fixed Gold Price of $100 per ounce or a delivery of additional ounces for no consideration.

18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19

Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.

20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24

The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces. For McCreedy West, the Fixed Price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

Acquisition of Royalty Rights with Continental Resources, Inc.

As described in the Corporate Developments section above, the Company has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights in the SCOOP and STACK plays of Oklahoma. Franco-Nevada is expecting to contribute to the Royalty Acquisition Venture, subject to satisfaction of agreed upon development thresholds, up to $100 million per year over three years by December 31, 2021. As at March 31, 2019, the total remaining commitment was $206.8 million.

2019 First Quarter Management’s Discussion and Analysis	17

Contingencies

CRA Review

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

As previously disclosed,  in 2018, the Company received a letter from the CRA (the “CRA Letter”) in which it proposed to reassess the Company’s 2013 taxation year for tax, interest and penalties in relation to the Company’s Mexican subsidiary.  The Company subsequently received a Notice of Reassessment (the “Reassessment”) from the CRA for the 2013 taxation year in accordance with the CRA Letter.  The Reassessment assesses the Company for additional Federal and provincial income taxes of C$10.7 million ($7.9 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

For the 2013 taxation year, the Company’s Mexican subsidiary paid 154.3 million Pesos ($12.1 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

Management believes that the Company has filed its tax returns and paid all applicable taxes in compliance with Canadian and Mexican tax laws and as a result, no amounts have been recorded in the financial statements of the Company for the Reassessment or for any potential tax liability that may arise in respect of this matter. The Company intends to vigorously defend its position and if required, seek relief from double taxation under the Canada-Mexico tax treaty.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which the Company has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Notes 2 and 3 of our most recent annual consolidated financial statements.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2019.

IFRS 16 Leases

Effective January 1, 2019, the Company has adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 requires lessees to recognize assets and liabilities for most leases. The new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for leases as at January 1, 2019 are presented together as a single adjustment to the opening balance of deficit. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases (“IAS 17”).

As permitted under transitional provisions, the Company has elected to use the following practical expedients:

•	Not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
•	Not to recognize right-of-use assets and associated liabilities for low value assets or lease terms of 12 months or less.
•	Measure its right-of-use assets at amounts equal to the associated lease liabilities; as such, the adjustment to deficit on transition is nil.

The Company’s significant lease arrangements relate to its office premises. Adoption of the new standard resulted in the recognition of right-of-use assets of $2.8 million within other assets on the statement of financial position, measured at an amount equal to the related lease liability, discounted using a weighted average incremental borrowing rate of 4.55% at January 1, 2019.

IFRIC 23 Uncertainty over Income Tax Treatments

Effective January 1, 2019, the Company has adopted IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. The application of IFRIC 23 did not impact the Company’s consolidated financial statements.

2019 First Quarter Management’s Discussion and Analysis	18

New Accounting Standards Issued But Not Yet Effective

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Company expects the application of the amendments to result in more acquisitions being accounted for as asset acquisitions.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of May 8, 2019, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	187,213,926
Issuable upon exercise of Franco-Nevada options(1)	994,568
Issuable upon vesting of Franco-Nevada RSUs	115,337
Diluted common shares	188,323,831
1.	There were 994,568 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$31.39 to C$100.10 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2019, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

2019 First Quarter Management’s Discussion and Analysis	19

Non-IFRS Financial Measures

Cash Costs attributable to GEO production and Cash Costs per GEO

Cash Costs  attributable to GEO production and Cash Costs per GEO are non-IFRS financial measures. Cash Costs are calculated by starting with total costs of sales and removing depletion and depreciation, costs not attributable to GEO production such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs per GEO are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO to evaluate the Company’s ability to generate positive cash flow from its mining royalty, stream and working interests. Management and certain investors also use this information to evaluate the Company’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO:

	For the three months ended
	March 31,
(expressed in millions, except per GEO amounts)	2019	2018
Total costs of sales	$93.3	$90.8
Depletion and depletion	(60.9)	(60.6)
Energy operating costs	(1.4)	(1.0)
Non-cash costs of sales	—	(1.9)
Cash Costs attributable to GEO production	$31.0	$27.3
GEOs, excluding prepaid ounces	122,049	113,504
Cash Costs per GEO	$254	$241

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

2019 First Quarter Management’s Discussion and Analysis	20

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2019	2018
Net Income	$65.2	$64.6
Income tax expense	13.0	13.5
Finance expenses	2.5	0.9
Finance income	(0.7)	(1.0)
Depletion and depreciation	60.9	60.6
Non-cash costs of sales	—	1.9
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.6)
Adjusted EBITDA	$140.9	$139.9
Basic weighted average shares outstanding	187.0	185.9

Basic EPS	$0.35	$0.35
Income tax expense	0.07	0.07
Finance expenses	0.01	—
Finance income	(0.01)	(0.01)
Depletion and depreciation	0.33	0.33
Non-cash costs of sales	—	0.01
Foreign exchange (gains)/losses and other (income)/expenses	—	—
Adjusted EBITDA per share	$0.75	$0.75

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended
	March 31,
(expressed in millions, except Margin)	2019	2018
Net Income	$65.2	64.6
Income tax expense	13.0	13.5
Finance expenses	2.5	0.9
Finance income	(0.7)	(1.0)
Depletion and depreciation	60.9	60.6
Non-cash costs of sales	—	1.9
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.6)
Adjusted EBITDA	$140.9	$139.9
Revenue	179.8	173.1
Margin	78.4%	80.8%

2019 First Quarter Management’s Discussion and Analysis	21

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2019	2018
Net Income	$65.2	$64.6
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.6)
Tax effect of adjustments	—	(0.1)
Adjusted Net Income	$65.2	$63.9
Basic weighted average shares outstanding	187.0	185.9

Basic EPS	$0.35	$0.35
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.01)
Tax effect of adjustments	—	—
Adjusted Net Income per share	$0.35	$0.34

2019 First Quarter Management’s Discussion and Analysis	22

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the CRA and available remedies, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and Energy); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2019 First Quarter Management’s Discussion and Analysis	23

www.franco-nevada.com

FNV TSX/NYSE

WORLD
GOLD
COUNCIL
MEMBER